Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO  63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

June 28, 2013

VIA EDGAR Ms. Sheila Stout United States Securities and Exchange Commission 100 F. Street NE Washington, DC 20549
Re:                 Tributary Funds, Inc. (“Tributary”)
SEC File Nos. 811-08846 & 33-85982

Dear Ms. Stout:

As you know, we represent Tributary.  You contacted us with several questions at the end of 2012 concerning certain Tributary filings made with the Securities and Exchange Commission (“SEC”), and we subsequently had conversations about those comments.  This letter is meant to respond to those questions, which are paraphrased below, followed by Tributary’s responses.

Staff Question:
In Tributary’s Annual Report for 2011, as amended, correspondence indicates that there was an inconsistency between the amended and original reports.  Was that inconsistency the result of an administrative error?  If so, what were the steps taken to prevent such errors going forward?

Tributary Response:	The inconsistencies resulted during the edgarization process at the administrator, so that process was transferred to an outside vendor subsequently. Thus, it was a one-time event.

Staff Question:	Tributary’s 17(g) filing in September, 2012 indicates that it’s a joint insured bond. Please locate the statement concerning the required single bond coverage for each covered person.

Tributary Response:	As we have discussed, we are not aware of Tributary’s use of a joint insured bond.

Staff Question:
ASU 2011-04 respecting fair value measurements is effective for all reports filed after December 15, 2011.  In note 1 to Tributary’s June 30, 2012 financials filed in Form N-Q, Tributary stated that there were no “material transfers in or out of Level 1, 2 or 3 during the period.”  ASU 2011-04 provides that all transfers in or out of those levels need to be addressed, and if any were Level 3, Tributary should provide more qualitative disclosures.

Additionally, if Tributary uses materiality standards, what are they?

Tributary Response:
There were no Level 3 transfers during the period in question.  Prior to September 30, 2012, one fund considered one portfolio investment (a bond fund) a Level 2 investment, because although the investment was valued daily, that valuation was provided with a one day lag period.  For reporting purposes, that fund reported the investment’s net asset value as of the close of the reporting period rather than with the one day lag.  Operationally, the inputs used to value the security on a daily basis did not change during the reporting period.  The change from Level 1 to Level 2 for this one investment resulted from using a distinct process at the end of the reporting period.  Because the inputs used to value the security each day did not change and the same process was used at each reporting period end, the fund did not reflect it as a transfer between levels during the period.  After September 30, 2012, the investment was reflected as a Level 1 in all subsequent reports, with the fund valuing the investment on a consistent basis throughout the reporting periods.

As to materiality standards, Tributary utilizes a materiality standard of 1% of net assets for each asset group, which threshold has been discussed with Tributary’s independent auditors as appropriate.

Staff Question:
The Short-Intermediate Bond Fund had 29.5% of its assets in non-governmental securities / mortgage-backed securities.  Such fund has a policy of not concentrating more than 25% of its assets in any one industry.  In the SEC staff’s view, all non-agency mortgage-backed securities are deemed to be a single industry.

Tributary Response:
We understand that some of the SEC staff may view all non-agency mortgage-backed securities to be within the same industry, but without written guidance available to funds or their portfolio managers, we would respectfully submit that it is reasonable to not consider all mortgage-backed securities not issued by government agencies to be within the same industry.  Such issuers operate inindustries that often differ from each other, and therefore we think it is reasonable to look at the issuers’ actual activities and industry rather than measure the value of all securities having a similar underlying asset regardless of the issuers’ actual activities.  We note that such fund’s percentage of non-agency mortgage-backed securities was 27.1% at March 31, 2013.

Staff Question:	In Tributary’s 2012 Annual Report, it shows the August 1, 2011 prospectus expense ratio of 1.20%, and 1.13% ratio for the Large Cap Growth Fund. What triggered that difference?

Tributary Response:	When Tributary Capital Management, LLC assumed full investment advisory duties for the Large Cap Growth Fund, Tributary Capital Management gave that fund an additional 0.15% fee waiver.

We hope these responses answer your questions.  Please let us know if you have any additional questions or need more information.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner
DAP

SLC-6816594-1 Husch Blackwell LLP